CUSIP No. 88553X103               SCHEDULE 13G                <Page 1 of 6>



                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934


                     3dfx Interactive, Inc.
                    ------------------------
                        (Name of Issuer)

                    Common Stock, No Par Value
                   ----------------------------
                 (Title of Class of Securities)

                            88553X103
                           -----------
                         (CUSIP Number)

                          June 19, 2002
                         ---------------
     (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]          Rule 13d-1(b)

[X]          Rule 13d-1(c)

[ ]          Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88553X103               SCHEDULE 13G                <Page 2 of 6>

 1   Name of Reporting Person                  PARVEST ASSET MANAGEMENT,INC.

     IRS Identification No. of Above Person                   94-3094213

 2   Check the Appropriate Box if a member of a Group             (a)[ ]

                                                                  (b)[X]

 3   SEC USE ONLY

 4   Citizenship or Place of Organization                     California

   NUMBER OF       5    Sole Voting Power                              0
    SHARES
 BENEFICIALLY	   6    Shared Voting Power                    2,076,000
 OWNED BY EACH
   REPORTING	   7    Sole Dispositive Power                         0
  PERSON WITH
                   8    Shared Dispositive Power               2,076,000

 9    Aggregate Amount Beneficially Owned by Each              2,076,000
      Reporting Person

 10   Check Box if the Aggregate Amount in Row (9) Excludes          [ ]
      Certain Shares

 11   Percent of Class Represented by Amount in Row 9              5.22%

 12   Type of Reporting Person                                        CO


CUSIP No. 88553X103               SCHEDULE 13G                <Page 3 of 6>

 1   Name of Reporting Person                             Paul A. Rickert

     IRS Identification No. of Above Person

 2   Check the Appropriate Box if a member of a                 (a)  [ ]
     Group
                                                                (b)  [X]

 3   SEC USE ONLY

 4   Citizenship or Place of                               United States
     Organization

  NUMBER OF       5    Sole Voting Power                          52,500
   SHARES
BENEFICIALLY	  6    Shared Voting Power                     2,076,000
 OWNED BY EACH
   REPORTING	  7    Sole Dispositive Power                     52,500
  PERSON WITH
                  8    Shared Dispositive Power                2,076,000

 9    Aggregate Amount Beneficially Owned by Each              2,128,500
      Reporting Person

 10   Check Box if the Aggregate Amount in Row (9) Excludes          [ ]
      Certain Shares

 11   Percent of Class Represented by Amount                       5.35%
      in Row 9

 12   Type of Reporting                                               IN
      Person


CUSIP No. 88553X103               SCHEDULE 13G                <Page 4 of 6>

Item 1(a).  Name of Issuer:

          3dfx Interactive, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

          P.O. Box 60486
          Palo Alto, CA  94306

Item 2(a).  Names of Persons Filing:

          ParVest Asset Management, Inc. ("ParVest") and Paul A. Rickert.

Item 2(b).  Address of Principal Business Office or, if none, Residence:

          The business address of each reporting person is 735
Montgomery Street, Suite 400, San Francisco, CA  94111.

Item 2(c).  Citizenship:

          Reference is made to Item 4 of the cover pages of this
Schedule 13G, which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities:

          Common Stock, No Par Value

Item 2(e).  CUSIP Number:

          88553X103

Item 3. Type of Reporting Person.

          Not applicable.

Item 4. Ownership.

          Reference is hereby made to Items 5-9 of the cover pages to this Schedule 13G, which Items are incorporated by reference herein.

          ParVest is filing this Schedule 13G because, as investment manager for a certain account for which the securities reflected on page 2, Items 5-9 and 11, of this Schedule 13G (the "Securities") are held, ParVest has been granted the authority to dispose of and vote such Securities. The account owners have the right to receive (or the power to direct the receipt of) dividends received in connection with ownership of the Securities, and the proceeds from the sale of the Securities.

          Because the reporting persons may jointly make voting and/or investment decisions concerning the securities, they may be deemed to constitute a "group" that shares voting and dispositive power over all of the securities described on the cover pages to this Schedule. Additionally, under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, one reporting person, as the sole shareholder and sole director of the other reporting person, may be deemed to have "beneficial ownership" of some or all of the securities to which this Schedule relates, in that such reporting person may be deemed to control the voting and/or disposition of


CUSIP No. 88553X103               SCHEDULE 13G                <Page 5 of 6>

such securities. Although the reporting persons are reporting beneficial ownership of the securities as if they constitute a group, each reporting person expressly disclaims both the existence of a group and beneficial ownership of any securities other than the securities directly held by such reporting person. Neither the filing of this Schedule nor its contents, shall be deemed to constitute an admission by any reporting person that such reporting person is, for any purpose, the beneficial owner of any securities other than the securities directly held by such reporting person, or that such reporting person is a member of a group within the meaning of Rule 13d-3.


Item 5. Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

          ParVest is filing this Schedule 13G because, as investment manager for a certain account for which the securities reflected on page 2, Items 5-9 and 11, of this Schedule 13G are held, ParVest has been granted the authority to dispose of and vote such securities. The account owners have the right to receive (or the power to direct the receipt of) dividends received in connection with ownership of such securities, and the proceeds from the sale of such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8. Identification and Classification of Members of the Group.

          Not applicable.

Item 9. Notice of Dissolution of Group.

          Not applicable.

Item 10.    Certifications.

          By signing below, each of the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 88553X103               SCHEDULE 13G                <Page 6 of 6>

                            Signature

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  June 28, 2002         PARVEST ASSET MANAGEMENT, INC.

                                 By: /s/ Paul A. Rickert
                                     --------------------
                                    Paul A. Rickert

                                 Its: President


Dated:  June 28, 2002         /s/ Paul A. Rickert
                                 --------------------
                                 Paul A. Rickert